January 16, 2018

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina II Holdco Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 29, 2017
File No. 333-221723

Dear Ms. Ransom:

On behalf of Andina II Holdco Corp. (“Holdco”), we respond as follows to the Staff’s comment letter, dated January 11, 2018, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

General

1.	We note your response to prior comment 1, however, your reference to staff guidance regarding matters that are so "inextricably intertwined," contained at CDI 101.01 regarding Unbundling under Rule 14a-4(a)(3) generally, pertains to different facts than yours and that guidance goes on to identify facts that appear to be similar to yours where we would not view the matters as "inextricably intertwined." Please revise to unbundle these matters and, as appropriate, condition these matters upon one another, as provided by Rule 14a-4(a)(3).

We have revised the disclosure throughout the Registration Statement to unbundle the above-referenced matters as requested.

Securities and Exchange Commission

January 16, 2018

2.	In the revised disclosure you have provided in response to comments 16 and 27, you cite certain reports from Russell Research and Statistical Surveys. Please supplementally provide us with these materials.

We are hereby supplementally providing the above-referenced materials as requested.

Proxy Statement/Prospectus/Information Statement Cover Page

3.	We reissue comment 3. Please revise the cover page to disclose ranges or estimates of potential adjustments to the cash consideration or refer readers specifically to the related disclosure on page 13.

We have revised the cover page as requested.

Questions and Answers about the Proposals, page 4

What happens if the Mergers are not consummated? page 8

4.	We note the disclosure you have added to page 8 in response to comment 4, as well as the Form PRE 14A that Andina filed on December 28, 2017. Please expand the disclosure here to state that Andina is seeking to extend its business combination deadline to April 1, 2018.

We have revised the disclosure here and elsewhere as appropriate as requested.

The Merger Proposal, page 57

Background of the Merger, page 58

5.	We note your response to comment 12. Please elaborate to explain the results of the QoE analysis performed by Marcum.

We have revised the disclosure on page 60 of the Registration Statement as requested.

Andina's Board of Directors' Reasons for Approval of the Business Combination, page 61

6.	We reviewed the revisions made in response to comment 17. Reference is made to the first table on page 61. Please include a reconciliation of fiscal year ended December 31, 2015 and 2016 revenue, gross profit and Adjusted EBITDA as presented in the table to amounts presented in Lazydays' audited financial statements and non-GAAP disclosure on page 154. Please disclose the nature of the adjustments if not apparent in the line item description. In addition, in regard to projected fiscal year ended December 31, 2017 Adjusted EBITDA, please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Securities and Exchange Commission

January 16, 2018

In considering the transaction, the board of directors of Andina reviewed (i) Lazydays’ audited historical financial statements for 2015 and 2016, (ii) Lazydays’ preliminary historical unaudited financial statements for the 6 months ended June 30, 2017 and (iii) estimated Adjusted EBITDA for the 12 months ended June 30, 2017. Internally prepared forecasts of Lazydays were not provided to the board of directors of Andina and they were not considered by the board in approving the transaction (as was previously indicated). We have revised the disclosure on page 61 of the Registration Statement to reflect the foregoing and to respond to the remaining portion of the Staff’s comment.

7.	We note that, in response to comment 17, you have expanded the disclosure on page 61. Please further expand this disclosure to explain how Andina determined that a 4.0x LTM EBITDA multiple constituted fair consideration for Lazydays even though the range of comparable company multiples spanned from 5.1x to 15.8x.

We have revised the disclosure on page 61 of the Registration Statement as requested.

Anticipated Material Federal Income Tax Consequences of the Business Combination to Andina and its Securityholders, page 64

U.S. Holders, page 66

Tax Consequences of the Redomestication Merger, page 66

8.	We note your response to comment 19 and we disagree that your disclosure does not provide investors with any actual tax representations or opinions. As one example, your disclosure in the first sentence of page 66 states that "[t]he Redomestication Merger should qualify as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code," which appears to qualify as a "representation as to tax consequences," as Section III.A.1 of Staff Legal Bulletin No. 19 contemplates. Revise to provide a tax opinion, consistent with Item 601(b)(8) of Regulation S-K.

We have included the requested tax opinion as Exhibit 8.1 with Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

January 16, 2018

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Balance Sheet as of August 31, 2017, page 86

9.	We refer you to adjustment 11 and your adjustment to cash consideration of $1,625,000 based on Lazydays' working capital and debt as of September 30, 2017. Please explain the difference between this adjustment and the adjustment to cash merger consideration of $2,012,000 disclosed in the fourth paragraph on page 13.

We have revised the disclosure in adjustment 11 of the Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet so that it is consistent with the disclosure in the fourth paragraph on page 13.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended August 31, 2017, page 89

10.	We have reviewed your response to comment 22 and related revisions to your disclosure. Please explain how you determined the convertible preferred stock was not dilutive for the period ended August 31, 2017 and your consideration of ASC 260-10-45-41.

We have revised the disclosure in adjustment 6 of the Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements to indicate that the Company included the common stock equivalents of the Series A Preferred Stock in the calculation of weighted average common shares outstanding because their inclusion is dilutive.

Executive Compensation, page 97

11.	Please update executive compensation and director compensation to reflect data for the fiscal year ended December 31, 2017. Refer to item 402 of Regulation S-K and Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

We have revised the disclosure in the executive compensation section of the Registration Statement as requested.

Holdco Executive Officer and Director Compensation Following the Mergers, page 100

Employment Agreements, page 101

12.	We note that you have added disclosure on page 101 which quantifies the expected grants of options to Mr. Murnane and Ms. Berney upon closing of the Mergers. Please disclose this information in the section titled "Interests of Lazydays' Directors and Officers in the Mergers" on page 19.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Securities and Exchange Commission

January 16, 2018

The Charter Proposal, page 103

13.	We reissue comment 23 in part. Please expand the disclosure here to also compare the current rights of Lazydays shareholders to the rights they will have under the Holdco organizational documents if all proposals are approved.

We have revised the disclosure on page 112 of the Registration Statement as requested.

The PIPE Proposal, page 120

Required Vote, page 121

14.	On page 20, you state that consummation of the Mergers is conditioned on the approval of the PIPE proposal and the completion of the PIPE investment. However, in the disclosure you have added to page 121 in response to comment 25, you indicate that the parties will be able to consummate the mergers if Andina finds alternative financing to pay the cash purchase price of the Transaction Merger. Please revise to clarify the consequences if shareholders do not approve the PIPE proposal.

We have revised the disclosure on page 121 of the Registration Statement as requested.

Financial Statements, page F-1

Lazy Days' R.V Center, Inc. and Subsidiaries Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2 — Significant Accounting Policies, page F-39

15.	We reviewed your response to comment 34. Please disclose the statements of income line item in which occupancy costs are included.

We have revised the disclosure on pages F-40 and F-61 of the Registration Statement as requested

Lazy Days' R.V Center, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Securities and Exchange Commission

January 16, 2018

Note 11 — Debt, page F-75

16.	We reviewed your response to comment 36. Please describe in more detail the most significant restrictions, if any, on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. When determining the amount restricted or free of restrictions, consider the amount that could have been paid while remaining in compliance with the debt covenants. Refer to Rule 4-08(e)(1) of Regulation S-X.

We have revised the disclosure on pages F-46 and F-76 of the Registration Statement as requested.

Exhibits

17.	Please re-file Exhibits 10.14 through 10.17 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure Interpretation 118.01 and Section 5.2.3.5 of Volume II of the EDGAR Filer Manual (December 2017). Please also revise your exhibit index on page 11-3 to include these exhibits.

We have re-filed the above-referenced exhibits with Amendment No. 2 to the Registration Statement and referred to them on the exhibit index as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Julio A. Torres